UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration Under Section 12(g) of
the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-32647

WILLAMETTE INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

1300 S.W. FIFTH AVENUE, SUITE 3800, PORTLAND, OR 97201
(503) 227-5581

(Address, including zip code, and telephone number,
including area code of registrant’s principal executive offices)

1.	$199,800,000 OF UNISSUED DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK, WARRANT AND PURCHASE CONTRACTS, STOCK PURCHASE UNITS AND GUARANTEES

2.	6.45% DEBENTURES DUE FEBRUARY 1, 2005

3.	7.00% DEBENTURES DUE FEBRUARY 1, 2018

4.	MEDIUM TERM NOTES (as listed on Annex A)

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	( )	Rule 12h-3(b)(1)(i)	(X)
Rule 12g-4(a)(1)(ii)	( )	Rule 12h-3(b)(1)(ii)	( )
Rule 12g-4(a)(2)(i)	( )	Rule 12h-3(b)(2)(i)	( )
Rule 12g-4(a)(2)(ii)	( )	Rule 12h-3(b)(2)(ii)	( )
		Rule 15d-6	( )

     Approximate number of holders of record as of the certification or notice date: 93

     Pursuant to the requirements of the Securities Exchange Act of 1934 Willamette Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 8, 2002	WILLAMETTE INDUSTRIES, INC.

	By:	/s/ Claire S. Grace

Claire S. Grace Corporate Secretary

ANNEX A

WILLAMETTE INDUSTRIES, INC.

Medium Term Notes

1.	6.45% Medium Term Note, Series C due June 5, 2009

2.	6.60% Medium Term Note, Series C due June 5, 2012

3.	6.60% Medium Term Note, Series C due June 18, 2012

4.	6.45% Medium Term Note, Series C due June 17, 2009

5.	6.60% Medium Term Note, Series C due June 18, 2013

6.	6.45% Medium Term Note, Series C due June 18, 2009

7.	6.45% Medium Term Note, Series C due July 7, 2009

8.	6.60% Medium Term Note, Series C due July 9, 2012

9.	6.50% Medium Term Note, Series C due July 9, 2010

10.	6.45% Medium Term Note, Series C due July 14, 2009

11.	6.45% Medium Term Note, Series C due August 19, 2009